UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For November 2016

Commission File No. 001-36848

Check-Cap Ltd.

Check-Cap Building
Abba Hushi Avenue
P.O. Box 1271
Isfiya, 30090
Mount Carmel, Israel
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F orForm 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

This Form 6-K is being incorporated by reference into the Post-Effective Amendment No. 1 to the Form S-8 Registration Statement File No. 333-203384 and into the Form F-3 Registration Statement File No. 333-211065.

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K/A (the “Amended Report”) of Check-Cap Ltd. (the “Company”) is furnished to amend the Report of Foreign Private Issuer on Form 6-K for the month of November 2016 furnished by the Company to the Securities and Exchange Commission on November 3, 2016 (the “Original Report”).  This Amended Report is being furnished to amend the Notice for the Annual General Meeting of Shareholders to be held on December 20, 2016, filed as Exhibit 99.1 to the Original Report (the “Original Notice”) and replace it with the Notice for the Annual General Meeting of Shareholders to be held on December 22, 2016 attached as Exhibit 99.1 to this Amended Report (the “Amended Notice”).  The Amended Notice corrects the Original Notice by (i) amending the meeting Date to December 22, 2016; (ii) amending the record date to November 21, 2016; and (iii) amending the mailing date and the date that the Proxy Statement and proxy card may be viewed via the website of the U.S. Securities and Exchange Commission at www.sec.gov and under the Investors section of our website at http://ir.check-cap.com, to November 23, 2016. There are no other changes to the Original Notice reflected in this Amended Report.

The following exhibit is attached:

Exhibits

99.1	Notice for the Annual General Meeting of Shareholders to be held on December 22, 2016.

SIGNATURE

Pursuant to the requirementsof the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check-Cap Ltd.

By:	/s/ Lior Torem
Name: Lior Torem
Title: Chief Financial Officer

Dated: November 15, 2016